UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

CAZOO GROUP LTD

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G2007L 105

(CUSIP Number)

Ned Staple

General Counsel

Cazoo Group Ltd

41 Chalton Street, London

NW1 1JD

United Kingdom

+44 20 3901 3488

With a copy to:

Valerie Ford Jacob, Esq.

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

January 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L 105

1.	Name of Reporting Person Alex Chesterman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 186,965,249*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 186,965,249*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,965,249*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%**
14.	Type of Reporting Person IN

*	Includes 1,966,670 Class A Shares issuable upon exercise of vested options.

**	Calculation of percentage ownership in this Schedule 13D with respect to the Reporting Person is based upon a total of 767,959,326 Class A Shares outstanding as of November 25, 2022. Information on Class A Shares outstanding is derived from the Post-Effective Amendment No. 1 filed to amend the Company’s Registration Statement on Form S-8 (File No. 333-260711) filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2022. The percentage ownership of the Reporting Person also takes into account 1,966,670 Class A Shares issuable upon the exercise of options to acquire Class A Shares owned by the Reporting Person that are exercisable within 60 days.

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on September 3, 2021, as amended by Amendment No. 1 filed on May 13, 2022 and Amendment No. 2 filed on November 21, 2022 (collectively, the “Amended Statement”) by Alex Chesterman (the “Reporting Person”). The Amended Statement, as further amended by this Amendment No. 3 (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) of Cazoo Group Ltd, a Cayman Islands exempted company (the “Issuer”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Amended Statement. This Amendment No. 3 further amends the Amended Statement as specifically set forth herein. Except as set forth below, all previous Items in the Amended Statement remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person purchased the Class A Shares disclosed in Item 5(c) of this Amendment No. 2 with cash.

Item 4. Purpose of Transaction

Item 4 of the Amended Statement is hereby amended by replacing the current penultimate paragraph of such section with the following:

In addition, in his roles as the Chief Executive Officer (until April 1, 2023) and Chairman of the board of directors of the Issuer, Mr. Chesterman has the ability directly or indirectly to influence the management and policies of the Issuer. In his capacity as the Chief Executive Officer (until April 1, 2023) and Chairman of the board of directors, Mr. Chesterman may from time to time discuss matters related to clauses (a) through (j) of Item 4 of this Schedule 13D with members of management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors and may take actions with respect to such matters in his capacity as Chief Executive Officer (until April 1, 2023) and Chairman of the board of directors of the Issuer.

Item 4 of the Amended Statement is hereby amended by adding the below as the penultimate paragraph in such section:

On January 18, 2023, the Issuer disclosed that, effective from the start of April, 2023, the roles of executive chairman and chief executive officer of the Issuer will be split, with the Reporting Person continuing in the role of full time executive chairman and Paul Whitehead, currently chief operating officer of the Issuer, taking on the role of chief executive officer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated as follows:

(a) As of January 18, 2023 the Reporting Person beneficially owns 186,965,249 Class A Shares, representing approximately 24.3% of the outstanding Class A Shares. The Class A Shares beneficially owned by the Reporting Person includes 1,966,670 Class A Shares issuable upon the exercise of options to acquire Class A Shares owned by the Reporting Person that are exercisable within 60 days.

(b) As of January 18, 2023, the Reporting Person has:

●	sole power to vote or direct the vote of 186,965,249 Class A Shares;

●	shared power to vote or direct the vote of zero Class A Shares;

●	sole power to dispose or direct the disposition of 186,965,249 Class A Shares;

●	shared power to dispose or direct the disposition of zero Class A Shares.

(c) The Reporting Person has effected the following transactions in the Issuer’s Class A Shares in the past 60 days.

●	On November 21, 2022 the Reporting Person purchased 370,893 Class A Shares in open market transactions at a weighted average price of $.2993 per Class A Shares.(1)(2)

●	On November 22, 2022 the Reporting Person purchased 97,500 Class A Shares in open market transactions at a weighted average price of $.27868 per Class A Share.(1)(3)

(1)	The price reported represents the weighted average price for such trade date. The Reporting Person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (2) through (3).
(2)	These shares were purchased in multiple transactions at prices ranging from $0.29 to $0.31, inclusive.
(3)	These shares were purchased in multiple transactions at prices ranging from $0.27 to $0.29, inclusive.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares beneficially owned by the Reporting Person.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2023

	By:	/s/ Alex Chesterman
	Name:	Alex Chesterman

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